Lisa Muller
Corporate Secretary
Sentinel Variable Products Trust
Sr. Counsel
One National Life Drive, Montpelier, Vermont 05604	Sentinel Asset Management, Inc.
www.sentinelinvestments.com	Sentinel Administrative Services, Inc.

	Bus	802-229-7410
	E-mail	lmuller@sentinelinvestments.com

May 11, 2016

Via Electronic Mail

Valerie Lithotomos, Esq. Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Sentinel Variable Products Trust Registration Statement on Form N-14 (File No. 333- 210701)

Dear Ms. Lithotomos:

On behalf of Sentinel Variable Products Trust (the “Trust”), below are responses to the comments provided by the staff of the Securities and Exchange Commission (the “Commission”) to Carol Whitesides of Sidley Austin LLP via a telephone conference with Valerie Lithotomos on May 2, 2016 (the “Comments”), relating to the Trust’s registration statement on Form N-14 (the “Registration Statement”), including the exhibits thereto. As discussed with Ms. Lithotomos, the changes referred to herein, as well as changes made in response to comments from Meghan Miller of the Commission, are included in the amendment to the Registration Statement filed herewith (the “Amended Registration Statement”). Certain non-material updating revisions have also been included in the Amended Registration Statement. Unless otherwise indicated, defined terms used herein have the meaning set forth in the combined prospectus/joint proxy statement and statement of additional information contained within such Amended Registration Statement.

Comment 1:	Please confirm that the financial statements included or incorporated by reference in the Amended Registration Statement are not stale.

Response:	The Trust confirms that the financial statements included or incorporated by reference in the Amended Registration Statement are not stale. It is noted that the Amended Registration Statement indicates that the financial highlights of the Mid Cap Fund are contained in the Annual Report to shareholders of Sentinel Variable Products Trust relating to the Mid Cap Fund for the fiscal year ended December 31, 2015, and, with respect to the Mid Cap Fund, incorporates the Annual Report by reference. In addition, please note that references to the Trust’s current prospectus and statement of information have been updated to reflect the prospectus and statement of additional information, each dated April 30, 2016, included in the Trust’s registration statement on Form N-1A filed on April 29, 2016.

Sentinel Investments is the unifying brand name for Sentinel Financial Services Co., Sentinel Asset Management, Inc., and Sentinel Administrative Services, Inc. Sentinel Funds are distributed by Sentinel Financial Services Company, One National Life Drive, Montpelier, VT 05604
800.233.4332 | www.sentinelinvestments.com

Valerie Lithotomos, Esq.

May 11, 2016

Comment 2:	Please clarify that the shareholder meeting cannot be adjourned in order to solicit additional votes if a quorum is present at the Meeting, unless a separate proposal permitting such action is included in the proxy statement/prospectus.

Response:	The statement on page 12 providing that “If an insufficient number of votes are obtained to approve the Proposal, the Meeting may be adjourned to permit the solicitation of additional votes.” has been modified to state: “If an insufficient number of votes are obtained to approve the Proposal, the Meeting may be adjourned to permit the solicitation of additional votes, provided that the Meeting may not be adjourned if a quorum is present but sufficient votes to approve the Plan are not obtained.” Also, the statement on page 12 providing that “Shares will be voted for any such adjournment at the discretion of the Insurance Company Entity in whose account the shares are held.” has been modified to add the following parenthetical immediately before the period: “(other than any adjournment if a quorum is present but sufficient votes to approve the Proposal are not obtained)”.

Comment 4:	On page 14, please delete the fifth bullet point stating that the Board considered “the expectation that the prospects for growth of the Combined Fund are greater than the prospects for growth of the Mid Cap Fund.”

Response:	The requested change has been made on page 14. We have also deleted a similarly-worded bullet on page 34.

Comment 5:	It is noted that no fee waiver is reflected in the fee tables. Please confirm that there is no waiver or recoupment of management fees.

Response:	The Trust confirms that there is no management fee waiver or recoupment in place.

Comment 6:	It is noted that a general foreign securities risk factor is included in the Registration Statement. Consider whether it would be appropriate to include a risk factor regarding emerging market risks.

Response:	The Trust has concluded that emerging market risks are not a principal risk or other risk of either Fund, and therefore it is not appropriate to include an emerging markets risk factor.

Valerie Lithotomos, Esq.

May 11, 2016

Comment 7:	Please confirm that the tax opinion will be filed by amendment.

Response:	Consistent with the undertaking set forth in Part C of the Amended Registration Statement, the Trust will file the tax opinion relating to the Reorganization within a reasonable time after receipt of such opinion.

Comment 8:	In Exhibit A, please indicate which Fund is the Target Fund and which is the Acquiring Fund.

Response:	The requested modifications have been made.

*   *   *   *   *   *   *   *   *   *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (802) 229-7410 or Carol Whitesides of Sidley Austin LLP at (212)-839-7316 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Lisa Muller

Lisa Muller

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